(LOGO OMITTED)

KOOR INDUSTRIES LTD. REPORTS FIRST QUARTER 2004 CONSOLIDATED RESULTS

o Net Income $20.7 million, substantial increase compared to $2.4 million in Q1 2003
o  68% increase in operating profit to $82 million
o  Strong increase in operating margin to 16% of revenues

ROSH HA'AYIN, Israel - May 24, 2004 - Koor Industries Ltd. (NYSE: KOR), (the "Company", "Koor") a leading Israeli investment holding company, reported today its consolidated financial results for the first quarter ended March 31, 2004.

FIRST QUARTER 2004 RESULTS
REVENUES from consolidated companies (not including ECI Telecom (NASDAQ: ECIL), which is accounted for on an equity basis) for the first quarter totaled $530.0 million, compared to $467.2 million for the first quarter of 2003, a 13% increase. The increase in revenues is mainly due to a substantial increase in the revenues of consolidated Makhteshim Agan Industries (TASE: MAIN) and a slight increase of the Sheraton Moriah hotel chain's revenues, partially offset by a decline in the revenues of Telrad Networks and the Elisra Group.

OPERATING PROFIT from consolidated companies for the first quarter was $82.2 million, compared to $48.9 million for the same period in 2003, a 68% increase. Operating profit for the quarter, as a percent of revenues, was 16%, 60% higher than the 10% operating margin for the same period in 2003. The increase in the operating profit is mainly due to an increase in the operating results of Makhteshim Agan, the Elisra Group, and Sheraton Moriah.

NET INCOME for the quarter was $20.7 million or $1.28 per diluted ordinary share and $0.26 per American Depositary Share ("ADS"). This is compared with a net profit of $2.4 million or $0.16 per diluted ordinary share and $0.03 per ADS for the first quarter last year.

Net income for the quarter includes a $22 million capital gain, net of a $13 million tax asset recorded as a tax income, from the sale of 27 million of shares of Makhteshim Agan held by Koor.

Commenting on these results, Jonathan Kolber, Chief Executive Officer of Koor Industries said: "We are very pleased with the results, and in particular with the additional sequential improvement in all our operating parameters. Our profit margins have increased substantially compared to last year, and our net profit is up over several hundred percent".

Mr. Kolber added "We continue our efforts to promote growth and profitability in our portfolio by working closely with our companies' managements to identify growth opportunities. We are also beginning to explore new investments at the Koor level".

Yuval Yanai, Senior Vice President and CFO added: "During the quarter Koor continued its efforts to generate cash and reduce its net debt. During the quarter Koor reduced its net debt by roughly $100 million, primarily following the sale of the said 27 million shares of Makhteshim Agan."

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RESULTS OF KEY HOLDINGS

ECI TELECOM
Revenues in the first quarter of 2004 were $111 million compared to $109 million in the fourth quarter and $113 million in the first quarter of 2003. Operating loss for the first quarter was $13.4 million compared to an operating loss of $11.0 million in the fourth quarter of 2003 and an operating loss of $6.4 million in the first quarter of 2003. ECI Telecom recorded a net loss for the first quarter of 2004 of $1.2 million or $0.01 per share, compared to a net loss of $13.6 million in the fourth quarter and a net loss of $7.8 million in the first quarter of 2003. The results for the first quarter still include the results of ECtel Ltd. (NASDAQ: ECTX, 58% owned by ECI as of March 31, 2004).

On May 10, 2004, ECI distributed 7.6 million of its shares in ECtel to its shareholders. After distribution of the shares, ECI holds approximately 16% of ECtel's outstanding shares and no longer consolidates ECtel's results on its income statement. As a result of the said distribution, Koor became a direct shareholder in ECtel, holding approximately 13% of ECtel's shares.

Excluding ECtel's results, ECI's revenues in the first quarter of 2004 were $108 million, up from $103 million in the fourth quarter of 2003 and $103 million in the first quarter of 2003. The net loss for the first quarter, excluding ECtel, was $2.9 million, compared to a net loss of $6.8 million in the fourth quarter of 2003 and $5.6 million in the first quarter of 2003.

MAKHTESHIM-AGAN INDUSTRIES
Revenues for the first quarter totaled $414.5 million, compared to $325.1 million for the same period in 2003, a 27% increase. Operating profit for the quarter was $85.4 million, or 21% of revenues, compared to $62.3 million, or 19% of revenues in the same period in 2003, a 37% increase. Net profit for the quarter totaled $45.2 million, compared to $32.1 million for the first quarter of 2003, a 41% increase.

During the quarter revenues from Europe increased by 26.5%, totaling $234.6 million, compared to $185.4 million in the same quarter last year. Revenues from South America totaled $73.2 compared to $41.2 in the same quarter last year. This increase in South American revenues stemmed mainly from demand for fungicides due to an outbreak of rust disease in Soya plants, in Brazil.

After the end of the quarter Makhteshim-Agan completed the acquisition of the American Farm Saver group, which deals mainly in registration, importation and marketing of generic crop protection products, for of $44 million in cash and stock. This acquisition is an additional step in Makhteshim-Agan's efforts to increase its operations in the US.

ELISRA GROUP
Revenues for the first quarter totaled $64.2 million, compared to $70.5 million for the same period in 2003, a 9% decline. Operating profit for the quarter was $1.5 million, compared to a $7.9 million operating loss in the first quarter of 2003. Net profit for the quarter was nominal, compared to a $6.9 million net loss for the same period last year.

Net loss for the first quarter of 2003 included $1.3 million net loss from divested BVR Systems.

TELRAD NETWORKS
Revenues for the first quarter totaled $29.7 million, compared to $37.7 million for the first quarter of 2003, a 21% decline. Operating loss for the quarter was $0.2 million compared to a $2.1 million operating profit in the first quarter of 2003. Net profit for the quarter was $1.0 million compared to a net profit of $1.1 million for the first quarter of 2003.

CONFERENCE CALL DETAILS:
Date: May 24, 2004
Time: 12:00 pm EDT (17:00 UK, 19:00 Israel)
US phone: 1-866-500-4964; Canada phone: 1-866-604-5839
UK phone: 0-800-917-4256; Israel phone: 03-9255910
Replay no. (until June 6, 2004): 1-866-276-1485 (US), +972 (0) 3-925-5902
(International)

*************************** Financial Tables Follow ****************************
ABOUT KOOR
Koor Industries is a leading investment holding company, focusing on high-growth, internationally-oriented, Israeli companies. Koor actively invests in telecommunications through its holdings in ECI Telecom (NASDAQ: ECIL) and Telrad Networks; in agrochemicals through Makhteshim Agan Industries (TASE:
MAIN); in defense electronics through the Elisra Defense Group; and in promising start-ups in the fields of telecommunication and life sciences through Koor Corporate Venture Capital. Koor's ADSs (American Depositary Shares) are traded on the New York Stock Exchange (NYSE: KOR) and Koor's ordinary shares are traded on the Tel Aviv Stock Exchange (TASE: KOR).

FOR FURTHER INFORMATION, PLEASE CONTACT:
Yuval Yanai
Senior Vice President and CFO
Koor Industries Ltd.
Tel. +9723 9008 310
Fax. +9723 9008 313
www.koor.com
------------
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Koor Industries Ltd.                                    (AN ISRAELI CORPORATION)
--------------------------------------------------------------------------------
CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

                                         THREE MONTHS ENDED           YEAR ENDED
                                              MARCH 31               DECEMBER 31
                                           2004           2003              2003
                                    -----------    -----------       -----------
                                     UN AUDITED     UN AUDITED           AUDITED
                                    -----------    -----------       -----------
                                             Convenience translation
                                           (U.S. dollars in thousands)
                                           ---------------------------

INCOME FROM SALES AND SERVICES          530,015        467,208         1,698,417
COST OF SALES AND SERVICES              357,737        335,207         1,191,021
                                        -------        -------         ---------
GROSS PROFIT                            172,278        132,001           507,396
SELLING AND MARKETING EXPENSES           59,874         56,140           207,698
GENERAL AND ADMINISTRATIVE               30,211         26,952           101,754
                                         ------         ------           -------
OPERATING EARNINGS                       82,193         48,909           197,944
FINANCE EXPENSES, NET                    17,933          6,129            50,398
OTHER INCOME (EXPENSES)                  17,501        -20,003           -48,525
                                         ------        -------           -------
EARNINGS BEFORE TAXES ON INCOME          81,761         22,777            99,021
TAXES ON INCOME                          35,957          6,917            18,854
EQUITY IN RESULTS OF AFFILIATES, NET     -1,840         -3,317           -25,138
MINORITY INTEREST IN SUBSIDIARIES, NET  -23,248        -10,107           -44,790
                                       --------      ---------         ---------
NET PROFIT FOR THE PERIOD                20,716          2,436            10,239
                                       ========      =========         =========

BASIC EARNING (LOSS)PER ORDINARY
  SHARE (IN $):
PER SHARE                                  1.28           0.16              0.65
                                           ----           ----              ----
PER ADS                                    0.26           0.03              0.13
                                           ----           ----              ----

WEIGHTED  AVERAGE SHARES OUTSTANDING
(IN THOUSANDS)                           16,237         15,173            15,717

Koor Industries Ltd.                                    (AN ISRAELI CORPORATION)
--------------------------------------------------------------------------------
CONDENSED CONSOLIDATED BALANCE SHEET

                                    MARCH 2004     MARCH 2003       DEC. 31 2003
                                    UN AUDITED     UN AUDITED            AUDITED
                                             Convenience translation
                                          (U.S. dollars in thousands)

ASSETS
CURRENT ASSETS:
Cash and cash equivalents              254,682        154,307            131,052
Short-term deposits and investments     99,642        227,206             81,009
Trade Receivables                      563,154        525,762            453,282
Other accounts receivable               97,971        103,795             99,861
Assets designed for sale                 9,350          9,500              9,392
Inventories                            392,975        392,841            416,464
                                       -------        -------            -------
TOTAL CURRENT ASSETS                 1,417,774      1,413,411          1,191,060
INVESTMENTS AND LONG-TERM RECEIVABLES  317,684        343,528            315,183
FIXED ASSETS, NET                      657,504        679,279            646,733
OTHER ASSETS, NET                      479,249        517,473            468,437
                                    ----------      ---------          ---------
                                     2,872,211      2,953,691          2,621,413
                                    ==========     ==========         ==========

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Credits from banks and others          308,734        512,158            348,366
Trade payables                         314,174        264,737            296,551
Other payables                         270,540        294,226            280,525
Customer advances, net                  45,719         47,888             34,550
                                        ------         ------             ------
Total Current Liabilities              939,167      1,119,009            959,992
                                     ---------      ---------          ---------

LONG-TERM LIABILITIES:
Long-Term Loans                        672,844        887,915            689,010
Debentures                             145,000         86,518
Customer advances                       39,008         52,168             42,865
Deferred taxes on income                55,020         41,877             44,123
Accrued employee rights upon
  retirement                            41,893         56,800             42,403
                                        ------         ------             ------
Total Long-Term Liabilities            953,765      1,125,278            818,401
CONVERTIBLE DEBENTURES                  70,512                            75,148
MINORITY INTERESTS                     476,862        336,673            383,510
SHAREHOLDERS` EQUITY                   431,905        372,731            384,362
                                     ---------      ---------          ---------
                                     2,872,211      2,953,691          2,621,413
                                     =========      =========          =========

 SHARES OUTSTANDING (IN THOUSANDS)      15,772         15,173             15,173
Shareholders equity per ordinary share   27.38          24.57              25.33
Shareholders equity per ADS               5.48           4.91               5.07